

August 28, 2020

David Lovatt
Chief Executive Officer
GenTech Holdings, Inc.
1731 1st Avenue
New York, NY 10128

>   **Re: GenTech Holdings, Inc.**
>   **Offering Statement on Form 1-A**
>   **Post-Qualification Amendment**
>   **Filed August 19, 2020**
>   **File No. 024-11055**

Dear Mr. Lovatt:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2020 letter.

Post-Qualification Amendment to Form 1-A

Use of Proceeds, page 18

1.   We note you intend to use 20.5% of the offering proceeds for acquisitions. If proceeds are intended to fund a business acquisition, please discuss the terms of any contemplated acquisitions.

General

2.   We note your response to prior comment 2 but continue to believe that your offering of 14.5 billion shares of common stock does not appear to be a bona estimate of the amount of shares you are offering, notwithstanding David Lovatt's voting control over the company, given that the company is only authorized to issue 10 billion shares and you

currently have 2 billion shares outstanding. Please revise. Refer to Rule 253 under Regulation A.

3. We note that you acquired Sinister Labs LLC for $250,000 in a cash only transaction. Please revise to clarify the source of funds used in this transaction. To the extent you borrowed such funds, revise your pro forma balance sheet statement of operations to reflect the additional debt and related interest expense. Also, any adjustments to fair value the assets acquired should be properly reflected in your pro forma financial statements.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Eilers